Exhibit (a)(1)

WOODBRIDGE LIQUIDATION TRUST
Michael I. Goldberg, Liquidation Trustee
350 East Las Olas Boulevard, Suite 1600
Ft. Lauderdale, Florida  33301

December 13, 2019

VIA MAIL & WEB POSTING

Dear Holders of Liquidation Trust Interests:

As Trustee of Woodbridge Liquidation Trust (the “Trust”), I wish to advise you of a recent development concerning the Class A Liquidation Trust Interests of the Trust (the “Class A Interests”).

On December 12, 2019, Contrarian Funds, L.L.C. (“Contrarian”) commenced a tender offer to purchase for cash up to 2,858,405 outstanding Class A Liquidation Trust Interests of the Trust (the “Contrarian Tender Offer”).  If you are a holder of a Class A Interest, you may soon receive written materials about the Contrarian Tender Offer in the mail.  The Contrarian Tender Offer is being made by a company that identifies itself as “Woodbridge Liquidity Option, LLC,” which is a wholly-owned subsidiary of Contrarian.  Please be advised that the Trust has not solicited the Contrarian Tender Offer and “Woodbridge Liquidity Option, LLC” is in no way affiliated with the Trust.

The Supervisory Board of the Trust, consistent with its fiduciary duties and in consultation with its legal and financial advisors, is reviewing and evaluating the Contrarian Offer.  I expect to advise the Class A Interest holders of the Supervisory Board’s position regarding the Contrarian Tender Offer, as well as Supervisory Board’s reasons for that position, on or before December 26, 2019.  The Supervisory Board’s position is expected to be communicated to Holders by mail, by posting on its website at https://woodbridgeliquidationtrust.com and, if so required, by the filing of a Schedule 14d-9 with the U.S. Securities & Exchange Commission (the “SEC”).

As previously announced, on October 25, 2019 the Trust filed a Registration Statement on Form 10 with the SEC.  The Registration Statement contains important information about the Trust.  The Trust intends to amend the Registration Statement very soon to include its unaudited consolidated financial statements for the three months ended September 30, 2019 and to provide other additional or updated material information about the Trust, all of which should enable you to better evaluate the Contrarian Tender Offer.  The Trust strongly recommends that holders defer making a determination whether to accept or reject Contrarian’s proposed unsolicited partial tender offer until they have been advised of the position of the Supervisory Board and have had an opportunity to review the amended Registration Statement.

I urge all holders to carefully read the Registration Statement, as amended.  Holders are able to obtain free copies of the Registration Statement (and, when available, all amendments thereto) through the website maintained by the SEC at www.sec.gov.  In addition, holders are able to obtain free copies of the Registration Statement at the Trust’s website at  https://woodbridgeliquidationtrust.com.

Sincerely,

/s/ Michael Goldberg
Michael Goldberg,
Liquidation Trustee of the Woodbridge Liquidation Trust